FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2011
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Directors: M A Ramphele (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), K Ansah
#
, C A Carolus,
R Dañino*, A R Hill

, R P Menell, D N Murray, D M J Ncube, R L Pennant-Rea
†
, C I von Christierson, G M Wilson
†
British,

Canadian,
#
Ghanaian, *Peruvian, ** Executive Director
Corporate Secretary: C Farrel
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 562-9700
Fa +27 11 562-9838
www.goldfields.co.za

Enquiries
Investor Enquiries

Willie Jacobsz
Tel    +508 839-1188
Mobil +857 241-7127
email Willie.Jacobsz@gfexpl.com

Nikki Catrakilis-Wagner
Tel    +27 11 562-9706
Mobil +27 (0) 83 309-6720
email Nikki.Catrakilis-Wagner@
          goldfields.co.za
Media Enquiries

Sven Lunsche
Tel      +27 11 562-9763
Mobile +27 (0) 83 260 9279
email   Sven.Lunsche@goldfields.co.za
MEDIA RELEASE
GOLD FIELDS GUIDANCE
FOR DECEMBER QUARTER 2010
Johannesburg, 10 January 2011: Gold Fields Limited (Gold
Fields) (JSE, NYSE, NASDAQ Dubai: GFI) has announced that
attributable Group production for the December quarter 2010 is expected to be approximately 900,000 oz, which is similar to last quarter and in line with expectations.
Total cash costs are expected to be approximately US$730/oz and notional cash expenditure (NCE) about US$1,100/oz. NCE is in line with the higher capital expenditure planned, in particular the switch from contractor to owner mining at Damang in Ghana. The
guidance is based on an exchange rate of US$6.92 and
A$/US$0.98.

Gold Fields’ quarterly results as well as results for the six months ending December 2010 will be released on Friday, 18 February
2011. Gold Fields has changed its financial year-end from end-
June to end-December and guidance for the financial year ending
December 2011 will also be provided on 18 February 2011.

ends
Notes to editors
About Gold Fields
Gold Fields is one of the world’s largest unhedged producers of gold with attributable production of 3.5 million gold equivalent ounces per annum from nine operating mines in South Africa, Ghana, Australia and Peru. Gold Fields also has an extensive growth pipeline with both greenfields and nearmine exploration projects at various stages of development. Gold Fields has total attributable gold equivalent Mineral Reserves of 78 million ounces and Mineral Resources of 281 million ounces. Gold Fields is listed on JSE Limited (primary listing), the New York
Stock Exchange (NYSE), the NASDAQ Dubai Limited, the Euronext in Brussels
(NYX) and the Swiss Exchange (SIX).
Sponsor: J.P. Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 10 January 2011
GOLD FIELDS LIMITED
By:
Name:   Mr W J Jacobsz
Title:      Senior Vice President: Investor
             Relations and Corporate Affairs